UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-34984

FIRST MAJESTIC SILVER CORP.
(Translation of registrant's name into English)

925 West Georgia Street, Suite 1800, Vancouver BC V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	NI-43-101Technical Report on Mineral Resource and Mineral Reserve Estimates for San Dimas Silver/Gold Mine
99.2	NI-43-101Technical Report on Mineral Resource and Mineral Reserve Estimates for Santa Elena Silver/Gold Mine
99.3	NI-43-101Technical Report on Mineral Resource and Mineral Reserve Estimates for La Encontada Silver Mine
99.4	San Dimas QP Consent - Ramon Mendoza Reyes
99.5	San Dimas QP Consent - Persio Pellegrini Rosario
99.6	San Dimas QP Consent - Joaquin Merino
99.7	San Dimas QP Consent - Maria Elena Vazquez
99.8	Santa Elena QP Consent - Greg Kulla
99.9	Santa Elena QP Consent - Maria Elena Vazquez
99.10	Santa Elena QP Consent - Persio Pellegrini Rosario
99.11	Santa Elena QP Consent - Philip James Spurgeon
99.12	Santa Elena QP Consent - Ramon Mendoza Reyes
99.13	La Encantada QP Consent - Ramon Mendoza Reyes
99.14	La Encantada QP Consent - Brian Boutilier
99.15	La Encantada QP Consent - David Rowe
99.16	La Encantada QP Consent - Maria Elena Vazquez
99.17	La Encantada QP Consent - Persio Pellegrini Rosario
99.18	San Dimas Certificate of Qualified Person - Ramon Mendoza Reyes
99.19	San Dimas Certificate of Qualified Person - Persio Pellegrini Rosario
99.20	San Dimas Certificate of Qualified Person - Joaquin Merino
99.21	San Dimas Certificate of Qualified Person - Maria Elena Vazquez
99.22	Santa Elena Certificate of Qualified Person - Greg Kulla
99.23	Santa Elena Certificate of Qualified Person - Maria Elena Vazquez
99.24	Santa Elena Certificate of Qualified Person - Persio Pellegrini Rosario
99.25	Santa Elena Certificate of Qualified Person - Philip James Spurgeon
99.26	Santa Elena Certificate of Qualified Person - Ramon Mendoza Reyes
99.27	La Encantada Certificate of Qualified Person - Ramon Mendoza Reyes
99.28	La Encantada Certificate of Qualified Person - Brian Boutilier
99.29	La Encantada Certificate of Qualified Person - David Rowe
99.30	La Encantada Certificate of Qualified Person - Maria Elena Vazquez
99.31	La Encantada Certificate of Qualified Person - Persio Pellegrini Rosario

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MAJESTIC SILVER CORP.

By:

/s/ Connie Lillico
Connie Lillico
Corporate Secretary

March 31, 2021